Exhibit 99.1

Canaan Advances Strategic Partnership With Genesis Digital Assets via Sale of 10,000 Bitcoin Mining Machines

In addition to the initial purchase order from Genesis Digital Assets valued at up to US$93.63 million secured by Canaan in April 2021

BEIJING, June 16, 2021 (GLOBE NEWSWIRE) — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced that it has secured a purchase order (the “Order”) from Genesis Digital Assets Limited (“Genesis Digital Assets”), a leading Bitcoin mining firm with extensive experience in building and operating industrial-scale Bitcoin mining data centers, for 10,000 of its A1246 and A1166Pro Bitcoin mining machines. According to the terms of the Order, the Company will deliver the Bitcoin mining machines to Genesis Digital Assets in full by June 30, 2021.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “We are excited to announce this additional purchase order from Genesis Digital Assets. This is a concrete advancement of both parties’ long-term strategic partnership, following an initial order from Genesis Digital Assets valued at up to US$93.63 million that we secured in April this year. We aim to replicate this successful partnership formula with more overseas customers to further solidify our foothold in international markets. Meanwhile, we will continue to prioritize working with long-term and large-scale customers to reduce the impact of short-term fluctuations in cryptocurrency prices on our operations.”

Mr. Abdumalik Mirakhmedov, Co-Founder and Executive Chairman of Genesis Digital Assets, commented, “Our strategy has always been to grow faster than the rest of the market. Achieving this requires building and launching new data centers, expanding the capacities of our existing facilities, and installing first-class hardware. Our recent purchase orders for Canaan’s Avalon Miners will help us to increase our hash rate by a minimum of twofold over the upcoming months. We are excited to continue our strategic partnership with Canaan to support these plans.”

About Genesis Digital Assets Limited

Genesis Digital Assets Limited is one of the world’s largest and most experienced Bitcoin mining companies. Since 2013, Genesis Digital Assets and its legal predecessors have built over 20 industrial-scale Bitcoin mining farms, brought over 250,000 miners online, and mined over US$1 billion in Bitcoin. As of June 2021, Genesis Digital Assets’ data center capacity was more than 140MW, translating into a total hashrate in excess of 2.1 EH/s, which is more than 1.4% of the total Bitcoin network hashrate.

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production and software services. The company’s vision is “super computing is what we do, social enrichment is why we do”. Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world’s first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of AISC technology in the field of high-performance computing and artificial intelligence.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining equipment; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR Inc.

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com